LEMMINKÄINEN CORPORATION   STOCK EXCHANGE RELEASE   20 SEPTEMBER 2017 AT 5:30 P.M.
CHANGE IN LEMMINKÄINEN’S EXECUTIVE TEAM
Heikki Vuorenmaa, M.Sc. (Economics), has been appointed Executive Vice President, Paving and member of the Executive Team of Lemminkäinen Group as of 21 September 2017. Heikki started at Lemminkäinen in 2015 and has been acting as SVP, Procurement. During the spring 2017, he also acted as interim Head of Paving Sweden. Before joining Lemminkäinen, Heikki worked at Microsoft and Nokia, among others.
Former Executive Team member and EVP, Paving, Robert Blumberg leaves his position as of 21 September 2017.
“I want to thank Robert Blumberg for his work in building a unified Paving business segment,” says Casimir Lindholm, President and CEO, Lemminkäinen.
LEMMINKÄINEN CORPORATION
Corporate Communications

ADDITIONAL INFORMATION:
Casimir Lindholm, President and CEO
Tel. +358 2071 53304
casimir.lindholm@lemminkainen.com
DISTRIBUTION:
Nasdaq Helsinki Ltd
Key media
www.lemminkainen.com
Lemminkäinen is an expert in complex infrastructure construction and building construction in Northern Europe and one of the largest paving companies in its market. Together with our customers and 4,700 professionals we employ, we build a sustainable society. In 2016, our net sales were EUR 1.7 billion. Lemminkäinen Corporation’s share is quoted on Nasdaq Helsinki Ltd. www.lemminkainen.com
Notice to Lemminkäinen Shareholders in the United States
The YIT shares to be issued in connection with the merger have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act.
YIT and Lemminkäinen are Finnish companies and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included in this document may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for U.S. shareholders of Lemminkäinen to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT and Lemminkäinen are located in non-U.S. jurisdictions, and some or all of YIT’s and Lemminkäinen’s officers and directors may be residents of countries other than the United States. As a result, U.S. shareholders of Lemminkäinen may not be able to sue YIT or Lemminkäinen or their respective officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT or Lemminkäinen to subject themselves to the jurisdiction or judgment of a U.S. court.
Lemminkäinen’s shareholders should be aware that YIT may purchase Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed merger.